# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0000776867
Persons authorized to receive notices and communications: Robert L. Seelig, Esq., 23 South Main Street, Suite 3B, Hanover, New Hampshire (NH), 03755, (603) 640-2200

## Reporting persons
- White Mountains Insurance Group, Ltd. (CIK 0000776867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 900,000; shared voting power 16,956,614; sole dispositive power 900,000; shared dispositive power 16,956,614; aggregate amount beneficially owned 17,856,614 (35.1% of the class)
- WM HINSON (BERMUDA) LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,956,614; sole dispositive power 0; shared dispositive power 16,956,614; aggregate amount beneficially owned 16,956,614 (33.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Comment:
This Amendment No. 7 (this "Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 30, 2023 (as amended and supplemented from time to time, this "Schedule 13D") is being filed jointly by White Mountains Insurance Group, Ltd. ("White Mountains") and WM Hinson (Bermuda) Ltd. ("WM Hinson" and, together with White Mountains, the "Reporting Persons") with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of MediaAlpha, Inc., a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons.

The purpose of this Amendment No. 7 is to report a change in the percentage of the Class A Shares beneficially owned by the Reporting Persons solely due to the change in the number of outstanding Class A Shares as disclosed in the Issuer's Form 10-Q filed with the Commission on October 28, 2026. This Amendment No. 7 also updates Item 2 and Annex A.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended and supplemented as follows:

Annex A to this Schedule 13D is hereby amended and restated in its entirety by the updated Annex A filed as Exhibit 99.5 hereto. Item 2 of this Schedule 13D is hereby amended by incorporating herein by reference the information set forth in the updated Annex A.

Item 2(a) is hereby amended and restated in its entirety as follows: This Schedule 13D is being filed jointly by White Mountains and WM Hinson. The names of the individuals covered by this Item 2 are set forth in Annex A hereto and incorporated herein by reference.
Residence or business address: Item 2(b) is hereby amended and restated in its entirety as follows: The business address of White Mountains is 23 South Main Street, Suite 3B, Hanover, New Hampshire 03755. The business address of WM Hinson is 26 Reid Street, Suite 601, Hamilton HM 11, Bermuda. The residence or business addresses of the individuals covered by this Item 2 are set forth in Annex A hereto and incorporated herein by reference.
Present principal occupation or employment: Item 2(c) is hereby amended and restated in its entirety as follows: The principal business of each of White Mountains and WM Hinson is property and casualty insurance and reinsurance conducted through one or more of their respective subsidiaries or affiliates. The present principal occupations or employment of the individuals covered by this Item 2, together with the name, principal business and address of each organization in which such employment is conducted, are set forth in Annex A hereto and incorporated herein by reference.
Criminal convictions in the last five years: Item 2(d) is hereby amended and restated in its entirety as follows: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons after reasonable inquiry, any of the individuals listed in Annex A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and restated in its entirety as follows: During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons after reasonable inquiry, any of the individuals listed in Annex A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) is hereby amended and restated in its entirety as follows: Each of White Mountains and WM Hinson is an exempted company organized and existing under the laws of Bermuda. The citizenship of each of the individuals covered by this Item 2 is set forth in Annex A hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) is amended and restated as follows:

The information set forth on the cover pages of this Amendment No. 7, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 5(a)-(b).

As of the date hereof, White Mountains directly holds 900,000 Class A Shares of the Issuer and is the indirect beneficial owner of 16,956,614 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson, as presented herein. None of the Reporting Persons beneficially owns any shares of Class B Common Stock, par value $0.01 per share ("Class B Shares"). The Class A Shares held by the Reporting Persons represent approximately 35.08% of the outstanding Class A Shares.

As of the date hereof, and based on the knowledge of the Reporting Persons, the beneficial ownership of Class A Shares of the following persons listed in Annex A hereto is as follows: Robert L. Seelig holds 10,000 Class A Shares, which results in Mr. Seelig beneficially owning 10,000 Class A Shares, representing approximately 0.02% of the outstanding Class A Shares; and John G. Sinkus holds 750 Class A Shares, which results in Mr. Sinkus beneficially owning 750 Class A Shares, representing less than 0.01% of the outstanding Class A Shares.

The beneficial ownership calculations set forth herein assume the exchange of any Class B Shares beneficially owned, together with a corresponding number of Class B-1 Units, for an equal number of Class A Shares pursuant to the Exchange Agreement. The percentage calculations set forth herein are based on 50,903,805 Class A Shares outstanding as of October 26, 2026, as reported in the Issuer's Form 10-Q filed with the Commission on October 28, 2026, and are calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

The filing of this Amendment No. 7 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons, other than with respect to Class A Shares directly held by such Reporting Person (or, in the case of White Mountains, directly held by WM Hinson) as described on each cover page to this Amendment No. 7, disclaim beneficial ownership of all Class A Shares reported in this Amendment No. 7. In addition, the filing of this Amendment No. 7 shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Class A Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

In addition, because of the relationships among White Mountains and WM Hinson, on the one hand, and the other Stockholders' Agreement Parties, on the other hand, as a result of the Stockholders' Agreement, the Reporting Persons may be deemed, pursuant to Rules 13d-3 and 13d-5 under the Act, to beneficially own the Class A Shares, Class B Shares or Class B-1 Units held in aggregate by the other Stockholders' Agreement Parties. Notwithstanding the foregoing, the filing of this Amendment No. 7 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares, Class B Shares or Class B-1 Units that such Reporting Person may be deemed to beneficially own. Further, each of the Reporting Persons disclaims membership in a group with each other Stockholders' Agreement Party.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.5 -- Annex A -- Certain Information Regarding the Executive Officers and Directors of the Reporting Persons.

## Signatures
- White Mountains Insurance Group, Ltd.: /s/ Robert L. Seelig, Robert L. Seelig / Executive Vice President and General Counsel (10/30/2026)
- WM HINSON (BERMUDA) LTD.: /s/ John G. Sinkus, John G. Sinkus / Vice President (10/30/2026)